UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUPERIOR WELL SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86837X 10 5

(CUSIP Number)

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86837X 10 5

1.	Name of Reporting Person: C.H. Snyder, Jr. Grantor Retained Annuity Trust		I.R.S. Identification Nos. of above persons (entities only): 20-6373540

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,078,915

		8.	Shared Voting Power: 1,078,915 (1)

		9.	Sole Dispositive Power: 1,078,915

		10.	Shared Dispositive Power: 1,078,915 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,078,915 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6%

14.	Type of Reporting Person (See Instructions): OO

(1)	C.H. Snyder, Jr. Grantor Retained Annuity Trust directly owns 1,078,915 shares of common stock. Mr. Dennis C. Snyder and Mr. Richard G. Snyder are both trustees and beneficiaries of the C.H. Snyder, Jr. Grantor Retained Annuity Trust, and may be deemed to have voting and dispositive power over the 1,078,915 shares.

Item 1. Security and Issuer
     The Schedule 13D is being filed by Superior Well Services, Inc. (the “Issuer”). The class of securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by C.H. Snyder, Jr. Grantor Retained Annuity Trust (the “Filing Party”).
     (b) The address of the Filing Party is One Glade Park East, P.O. Box 1022, Kittanning, Pennsylvania 16201.
     (c) The Filing Party is a grantor retained annuity trust.
     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the trustees of the Filing Party follows:

Principal Occupation/
Name	Business Address	Position	Employment
Dennis C. Snyder	One Glade Park East P.O. Box 1022 Kittanning, Pennsylvania 16201.	Trustee & Beneficiary	Vice President of Snyder Associated Companies, Inc.

Richard G. Snyder	One Glade Park East P.O. Box 1022 Kittanning, Pennsylvania 16201.	Trustee & Beneficiary	Vice President of Snyder Associated Companies, Inc.
     (d) During the last five years, neither the Filing Party nor its trustees have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither the Filing Party nor its trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Filing Party is a United States trust.
Item 3. Source and Amount of Funds or Other Consideration
     Immediately before the closing of the offering on August 3, 2005, Superior Well Services, Ltd. and Bradford Resources, Ltd. became wholly owned subsidiaries of the Issuer pursuant to the contribution agreement by and among the Issuer, the general and limited partners of Superior Well Services, Ltd., and the general and limited partners of Bradford Resources, Ltd., dated May 3, 2005 (the “Contribution Agreement”). Upon the closing of the transactions contemplated by the contribution agreement, each of the general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. received shares of common stock the Company in exchange for their respective general and limited partner interests. In connection with the closing of the contribution agreement and prior to the closing of the offering, Bradford Resources, Ltd. distributed $7.2 million to its partners and Superior Well Services, Ltd. distributed $1.9 million to its partners.

     Each of David E. Wallace, the Issuer’s Chief Executive Officer and Chairman of the Issuer’s board of directors, Jacob B. Linaberger, the Issuer’s President, Rhys R. Reese, the Issuer’s Executive Vice President, Chief Operating Officer and Secretary, David E. Snyder, a director, and Mark A. Snyder, a director, were limited partners in Superior Well Services, Ltd. Each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of each former general partner of Superior Well Services, Ltd. and Bradford Resources, Ltd. In addition, each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of Snyder Associated Companies, Inc. Three wholly owned subsidiaries of Snyder Associated Companies, Inc. owned all of the limited partner interests in Bradford Resources, Ltd. prior to the closing of the Contribution Agreement.
     References to, and descriptions of, the Contribution Agreement of the Issuer as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 1.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-124674) filed with the United States Securities and Exchange Commission under the Securities Act of 1933, which is incorporated in its entirety in this Schedule 13D.
Item 4. Purpose of Transaction
     See Item 3 above.
     As of the date of this Schedule 13D, the Filing Party has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Party or his affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that under Nasdaq National Market rules one additional independent director will be appointed to the board of directors of the Issuer;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer

     (a) There are currently 19,376,667 shares of Common Stock outstanding. The Filing Party beneficially owns 1,078,915 shares of Common Stock.
     (b) The Filing Party has the sole power to vote or direct the vote and to dispose or direct the disposition of the 1,078,915 shares of Common Stock it directly owns. The Filing Party has shared power with its two trustees, Mr. Dennis C. Snyder and Mr. Richard G. Snyder, to vote or direct the vote and to dispose or direct the disposition of the 1,078,915 shares of Common Stock it directly owns.
     (c) Except as described herein, the Filing Party has not effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Filing Party.
     (e) The Filing Party remains as beneficial owners of more than five percent of the Issuer’s Common Stock on the date hereof.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.
     To the best of the Filing Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     (a) Registration Statement on Form S-1 for Superior Well Services, Inc. (File No. 333-124674) incorporate herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 12, 2005

/s/ Thomas W. Stoelk
Thomas W. Stoelk
Attorney-in-Fact